April 16, 2013

VIA EDGAR

William H. Thompson

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	UGI Corporation

Form 10-K for Fiscal Year Ended September 30, 2012

Filed November 21, 2012

Definitive Proxy Statement on Schedule 14A

Filed December 11, 2012

File No. 1-11071

Dear Mr. Thompson,

This letter responds to the comments set forth in the Staff’s letter dated April 4, 2013 to me regarding UGI Corporation’s (“UGI” or the “Company”) Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2012 and Definitive Proxy Statement on Schedule 14A filed December 11, 2012. For your convenience, we have restated the Staff’s comments and have provided the Company’s responses below each comment:

Form 10-K for Fiscal Year Ended September 30, 2012

Index to Financial Statements and Financial Statement Schedules, page F-2

Notes to Consolidated Financial Statements, page F-11

Note 2 – Significant Accounting Policies, page F-12

1.	Please tell us your consideration of disclosing your accounting policies related to asset retirement obligations, proportionate consolidation, and accounts receivable allowances.

Company Response:

In determining which accounting policies to disclose in its Significant Accounting Policies footnote (Note 2 to Consolidated Financial Statements), management considers the guidance provided in Accounting Standards Codification (“ASC”) 235-10-50-3 which states that disclosure of accounting policies shall identify and describe the accounting principles followed

Mr. William H. Thompson

U.S. Securities and Exchange Commission

April 16, 2013

by the entity and the methods of applying those principles that materially affect the determination of financial position, cash flows, or results of operations. In general, the disclosure should encompass important judgments as to the appropriateness of principles relating to recognition of revenue and allocation of asset costs to current and future periods; in particular it should encompass those accounting principles and methods that involve any of the following:

a.	A selection from existing acceptable alternatives

b.	Principles and methods peculiar to the industry in which the entity operates, even if such principles and methods are predominately followed in that industry

c.	Unusual or innovative applications of GAAP.

Set forth below is an analysis of the Company’s considerations regarding the need to disclose accounting policies associated with (1) asset retirement obligations; (2) proportionate consolidation; and (3) accounts receivable allowances.

Asset Retirement Obligations – The Company has recorded liabilities for legal obligations associated with the retirement of tangible long-lived assets when a reasonable estimate of the fair value of such retirement obligations can be made. The amounts recorded for these asset retirement obligations are based upon the present value of expected future cash flows associated with the obligations in accordance with the guidance provided in ASC 410-20 “Asset Retirement Obligations.”

At September 30, 2012, the Company’s recorded asset retirement obligations, which were accounted for in accordance with ASC 410-20, primarily related to its Electric Generation segment’s natural gas and coal-fired electric generation facilities and, to a much lesser extent, certain other facilities that require the removal of certain hazardous wastes upon sale or demolishment.

Because the Company’s accrued liabilities for asset retirement obligations were less than 1% of the Company’s current liabilities and total liabilities as of September 30, 2012 and 2011, and the expenses associated with asset retirement obligations represented less than 1% of consolidated earnings before income taxes for each of the years in the three-year period ended September 30, 2012, we did not believe that the Company’s policy with respect to asset retirement obligations materially affected the Company’s financial position, cash flows or results of operations. Accordingly, we did not disclose a significant accounting policy related to such liabilities.

Proportionate Consolidation. The Company applies proportionate accounting for its 5.97% ownership interest in the Conemaugh electricity generation station, a 1,711 megawatt, coal-fired generation station located near Johnstown, Pennsylvania. The Conemaugh generation station is owned by a consortium of energy companies and operated by GenOn Energy, Inc. Because of its joint ownership structure, the Company applies proportionate accounting to the assets and liabilities of the Conemaugh generation station and includes its interest (5.97%) in the assets and liabilities on the Company’s balance sheet. The primary asset of the Conemaugh generation station is electricity generation and transmission property, plant and equipment, which the

Mr. William H. Thompson

U.S. Securities and Exchange Commission

April 16, 2013

Company reflects within net property, plant and equipment on its consolidated balance sheet and separately within its consolidated balance sheet caption “Property, Plant and equipment – Non-utility.”

Because the Company’s interest in the property, plant and equipment of the Conemaugh generation station represented less than 2% of gross property plant and equipment and property, plant and equipment – non-utility as of September 30, 2012 and 2011, and because the Company’s interest in the earnings before income taxes of the Conemaugh generation station was less than 3% of consolidated earnings before income taxes for each of the years in the three-year period ended September 30, 2012, we did not believe that the Company’s policy with respect to proportionate consolidation materially affected the Company’s financial position, cash flows or results of operations. Accordingly, we did not disclose a significant accounting policy related to this method of consolidation.

Accounts Receivable Allowances. The Company’s allowance for uncollectible accounts represents our best estimate of probable credit losses associated with accounts receivable existing at the balance sheet date. The allowance is based on historical experience with collections, the age of the receivables and the timing of write-offs. In addition, we provide allowances against specific accounts when the creditworthiness of individual customers or a group of customers is impaired. Account balances are charged against the allowance when deemed uncollectible. As discussed in Note 16 to Consolidated Financial Statements of the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2012, the credit risk from trade accounts receivable is limited because we have a large customer base that extends across many different U.S. markets and several foreign countries. This diversified portfolio of receivables and our extensive experience with collection patterns and history for these customers has resulted in our ability to reasonably estimate our allowance for uncollectible accounts receivable. Since the Company’s policy with respect to the accounts receivable allowance has been consistently applied for many years, relies on factors that are objective and generally applicable to the evaluation of accounts receivable by companies in our industries, is consistent with generally accepted accounting principles, and has not required the consideration of any unusual factors, we do not believe that this policy materially affects the determination of financial position, cash flows, or results of operations. Accordingly, we did not disclose a significant accounting policy related to the determination of the allowance for doubtful accounts.

Note 4 – Acquisitions & Dispositions, page F-18

2.	In light of the materiality of the Heritage Acquisition, please tell us your consideration of filing a Form 8-K which would include Audited and Unaudited Combined Financial Statements of Heritage Operating, L.P. and subsidiaries and Titan Energy Partners, L.P. and subsidiaries and Unaudited Pro Forma Condensed Combined Financial Information. Refer to Item 9.01 of Form 8-K.

Mr. William H. Thompson

U.S. Securities and Exchange Commission

April 16, 2013

Company Response:

The Company evaluated the Form 8-K reporting requirements for UGI with respect to the acquisition of Heritage Operating, L.P. and subsidiaries and Titan Energy Partners, L.P. and subsidiaries (referred to hereafter together as “Heritage Propane”) by AmeriGas Partners, L.P. (“AmeriGas Partners” or the “Partnership”) on January 12, 2012. In this regard, the Company reviewed the requirements for the filing of historical financial statements and pro forma financial information related to acquisitions that are specified in Rule 3-05(b) and Article 11 of Regulation S-X (17 CFR 210.3-05 and 210.11-01). The periods for which such financial statements are to be filed are determined using the following tests specified in the definition of significant subsidiary in section 210.1-02(w) of Regulation S-X:

(1)	The registrant’s and its other subsidiaries’ investments in and advances to the subsidiary (which, in the context of an acquisition, is based on the purchase price);

(2)	The registrant’s and its other subsidiaries’ proportionate share of the total assets of the subsidiary; and

(3)	The registrant’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary.

As part of the consideration for the acquisition of Heritage Propane, AmeriGas Partners issued 29,567,362 Common Units to Heritage ETC, L.P., an affiliate of Energy Transfer Partners, L.P. In addition, a second-tier subsidiary of UGI contributed 934,327 Common Units held by it to the Partnership in order to maintain its general partner interests in AmeriGas Partners and in AmeriGas Partners’ operating subsidiary, AmeriGas Propane, L.P. As a result of these Common Unit transactions, UGI’s and its other subsidiaries’ ownership interest in the Partnership declined from 44.4% immediately before the Heritage Propane acquisition to 29.1% immediately following the Heritage Propane acquisition.

In calculating the percentage amounts relative to the three tests noted above, the Company considered its acquisition of Heritage Propane based upon its ownership interest in AmeriGas Partners immediately after the Heritage Propane acquisition. This ownership percentage was then applied to (1) the total purchase price, for purposes of the purchase price test; (2) total assets of Heritage Propane, for purposes of the total assets test; and (3) equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of Heritage Propane, for purposes of the income test.

The resulting percentages, based upon UGI’s Fiscal 2011 Consolidated Financial Statements and the Combined Financial Statements of Heritage Operating, L.P. and subsidiaries and Titan Energy Partners, L.P. and subsidiaries for the year ended December 31, 2010, were (1) 13%, with respect to the purchase price test; (2) 8%, with respect to the total assets test; and (3) 13%, with respect to the equity in income from continuing operations before income taxes, extraordinary items and the cumulative effect of a change in accounting principle test.

Mr. William H. Thompson

U.S. Securities and Exchange Commission

April 16, 2013

Rule 3-05(b)(2)(i) states that, with respect to the acquisition of a business, if none of the conditions above exceeds 20 percent, financial statements (and pro forma financial information) are not required. Accordingly, we were not required to, and did not, file financial statements and pro forma financial information associated with the Heritage Propane acquisition on Form 8-K.

For your information, AmeriGas Partners filed audited financial statements for Heritage Propane as of December 31, 2010 and 2009 and for the three-year period ended December 31, 2010, unaudited financial statements as of September 30, 2011 and for the nine months ended September 30, 2011 and 2010, and related pro forma financial information, in a Current Report on Form 8-K dated January 4, 2012. It also filed audited financial statements of Heritage Propane as of December 31, 2011 and 2010 and for the three-year period ended December 31, 2011, and related pro forma financial information, in a Current Report on Form 8-K dated January 30, 2013.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 27

Annual Bonus Awards, page 38

3.	We note your disclosure on page 39 regarding targeted EPS and the committee’s adjustment of EPS for purposes of calculating bonuses. Please disclose within this discussion the actual EPS achieved by the company in Fiscal 2012, as well as EPS as adjusted by the committee for the purpose of calculating bonuses. Please refer to Item 402(b) of Regulation S-K.

Company Response:

The Company notes that, on page 31 of the Definitive Proxy Statement, it has disclosed the actual EPS for Fiscal 2012. The Company agrees to disclose in its Definitive Proxy Statement on Schedule 14A for the fiscal year ending September 30, 2013, within the section “Elements of Compensation – Annual Bonus Awards,” the actual EPS achieved by the Company for the fiscal year, as well as EPS as adjusted by the Company’s Compensation and Management Development Committee (the “Committee”) for purposes of calculating bonuses, if the Committee does in fact adjust EPS for that purpose. We supplementally advise the Staff that the actual diluted EPS achieved by the Company in Fiscal 2012 of $1.76 was calculated for Fiscal 2012 based on net income for the year of $199,400,000 and average shares of common stock outstanding of 113,432,000. For purposes of the bonus determination for Fiscal 2012, the Committee adjusted EPS to $1.90 to eliminate the estimated effects of AmeriGas Partners’ acquisition of Heritage Propane, including acquisition and transition costs and early extinguishments of debt.

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Mr. William H. Thompson

U.S. Securities and Exchange Commission

April 16, 2013

In connection with the responses above, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions, please do not hesitate to contact Linda L. Griggs, of Morgan, Lewis & Bockius LLP, at (202) 739-5245 or Davinder S. Athwal, Vice President – Accounting and Financial Control and Chief Risk Officer, at (610) 768-3636.

Sincerely yours,

UGI Corporation

By:	/s/ Kirk R. Oliver
Kirk R. Oliver
Chief Financial Officer

cc:	Adam Phippen, Staff Accountant
Lisa Kohl, Staff Attorney
Catherine Brown, Staff Attorney
Linda L. Griggs